April 21, 2005


Mail Stop 04-09

David Neibert, President
22048 Sherman Way, Suite 301
Canoga Park, CA 91303

Re:	Concierge Technologies, Inc.
      Form 10-KSB for the year ended June 30, 2004
      Form 10-QSB for the quarter ended September 30, 2004 and December 31, 2004
      File No. 000-29913

Dear Mr. Neibert:

      We have reviewed your response letter dated April 4, 2005 and have the following additional comments.

Form 10-KSB

Financial Statements and Notes

Note 10 - Subscriptions Received for Common Stock Subject to
Contingency, page 23

1. We have read and considered your response to Comment 1. In reference to the attorney`s opinion letter, we have not received it as of the date of this letter. Please submit the attorney`s letter to us and ensure it is uploaded into EDGAR.

Note 16 - Acquisition, page 26

2. We have read and considered your response to Comment 2 and remain unclear how your accounting treatment complies with the guidance in paragraphs A14(a) and (e) of SFAS 141 and FIN 4. Accordingly, it appears that you should have assigned a value for the acquired technology and it should have been recognized apart from goodwill and amortized over its useful life.

3. Further to our previous comment, to the extent, the acquired technology had no alternative future use, the amount should have been charged to expense at the acquisition date. As previously requested, tell us how you considered the guidance in paragraph 42 of SFAS 141, especially in light of the impairment charge taken in the second quarter.


Form 10-QSB for the period ending December 31, 2004

Financial Statement and Notes

Note 13 - Acquisition & Impairment of Intangible Asset, page 12

4. We note that in December 2004, the Company impaired the goodwill related to the purchase of Planet Halo. Tell us the facts and circumstances that changed from the purchase date to the quarter ended December 31, 2004 that lead to the impairment charge.

*    *    *    *

      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
942-1868 or the undersigned at (202) 942-1975 if you have questions.



						Sincerely,



Cicely D. Luckey
Branch Chief

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Concierge Technologies, Inc.
April 21, 2005
Page 2